UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Petrobras on candidates nominated by the controlling shareholder for the Board of Directors and Fiscal Council

—

Rio de Janeiro, March 5, 2022 – Petróleo Brasileiro SA - Petrobras informs that it has received an official letter from the Ministry of Mines and Energy with eight nominations for the Board of Directors and four nominations for the Company's Fiscal Council, and an official letter from the National Treasury Secretariat of the Ministry of Economy with two appointments to the Company's Fiscal Council, for deliberation at the Annual General Meeting of April 13, 2022.

The controlling shareholder is nominating the following candidates:

Candidate Name	Position
Luiz Rodolfo Landim Machado	Chariman of the Board of Directors
Carlos Eduardo Lessa Brandão	Member of the Board of Directors
Joaquim Silva e Luna	Member of the Board of Directors
Luiz Henrique Caroli	Member of the Board of Directors
Márcio Andrade Weber	Member of the Board of Directors
Murilo Marroquim de Souza	Member of the Board of Directors
Ruy Flaks Schneider	Member of the Board of Directors
Sonia Julia Sulzbeck Villalobos	Member of the Board of Directors
Agnes Maria de Aragão da Costa	Member of the Fiscal Council (Main)
Marisete Fátima Dadald Pereira	Member of the Fiscal Council (Alternate)
Janete Duarte Mol	Member of the Fiscal Council (Main) – representative of the National Treasury
Otavio Ladeira de Medeiros	Member of the Fiscal Council (Alternate) – representative of the National Treasury
Sérgio Henrique Lopes de Sousa	Member of the Fiscal Council (Main)
Alan Sampaio Santos	Member of the Fiscal Council (Alternate)

Please find below the resumes of the candidates:

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

BOARD OF DIRECTORS

Luiz Rodolfo Landim Machado. Mr. Luiz Rodolfo Landim Machado holds a degree in Civil Engineering with specialization in hydraulic works from the Federal University of Rio de Janeiro (1979), post-graduate degrees in Petroleum Engineering from Petrobras (1980) and the University of Alberta (1985) and in Business Administration from Harvard University (1994). He joined Petrobras in 1980, where he worked for 26 years and held several managerial positions in the Exploration & Production area, including Production Superintendent of the Northeast Production Region, Superintendent of the Northern Area Production District, General Manager of the Campos Basin Exploration & Production and Executive Manager of the South and Southeast Exploration & Production Regions. Between 2000 and 2003 he was CEO of Gaspetro, responsible for Petrobras' equity stakes in natural gas transportation and distribution companies, in addition to acting as Managing Director and Executive Manager of Natural Gas, composing Petrobras' Business Committee. Between 2003 and 2006 he was CEO of Petrobras Distribuidora S.A. - BR. After leaving Petrobras, he served as CEO of MMX Mineração e Metálicos S.A. (2006 to 2008), founder and later CEO of OGX Petróleo e Gás Participações S.A. (2008 to 2009) and CEO of OSX Brasil S.A. (2009-2010). Between 2010 and 2020 he was Chairman and CEO of Ouro Preto Óleo e Gás S.A., successfully coordinating the negotiations that resulted in the sale of Ouro Preto to a private investor active in the oil and gas industry in February 2020. Since 2019, he is the president of Clube de Regatas do Flamengo, the team with the highest market value in Brazil, with an annual revenue of R$ 950 million. He has several experiences as a board member of companies and entities, including the Brazilian Petroleum Institute - IBP.

Carlos Eduardo Lessa Brandão. Mr. Carlos Eduardo Lessa Brandão is a civil engineer (UFRJ), Master in Energy Planning (COPPE/UFRJ) and PhD in History and Philosophy of Science (HCTE/UFRJ), with an Executive MBA in Finance (IBMEC). He is a partner at JFLB Ltda. (since 2005) working in governance and sustainability consulting and executive education. Mr. Brandão has 18 years of experience as an executive in construction, IT, payment means, telecommunications, e-commerce and geographic information systems. He has served in business development and M&A, as CFO and executive director of holdings (AG Telecom and Valepontocom) and portfolio companies. Since 2016 he has served as an independent board member. He was a board member at Companhia de Distribuição de Gás do Rio de Janeiro (2016-18), Progen S/A (2016-18), Cemig (2017-18) and Multiner S/A (2018-21). He is an advisory board member for Santa Ângela Urbanização e Construções Ltda. Regarding ESG issues, he is a board member of the Brazilian Institute of Corporate Governance-IBGC and a member of the Standards Advisory Council of B Lab (USA). He was a member of the boards of the Ethos Institute, the Corporate Sustainability Index-ISE of B3, the Ethical Fund, and the Stakeholders Council of the Global Reporting Initiative (Netherlands). He is a third-party asset manager authorized by the CVM and a board member certified by the IBGC (CCA+).

Joaquim Silva e Luna. Mr. Joaquim Silva e Luna is Petrobras CEO and member of the Company´s Board of Directors since April 2021. Previously, he was the General Brazilian Director of Itaipu Binacional. He is a reserve Army General and served in the Ministry of Defense until January 2019, having reached the top of the hierarchy in his career. He holds post-graduation in Projects and Systems Analysis from the University of Brasilia and in Army Policy, Strategy and Senior Management from the Army, a master’s degree in Military Operations and a PhD in Military Sciences. Among the positions he held, it is worth mentioning that of Commander of several Engineering and Construction Companies in the Amazon, instructor of the School for the Improvement of Officers and of the School of Command and General Staff of the Army, Chief of the Intelligence Section at the Command of Land Operations and the Press Section of the Army's Social Communication Center, Commander of the 6th Construction Engineering Battalion, Commander of the 16th Jungle Infantry Brigade, Director of Heritage, Chief of the Commander of the Army, that of Chief of Staff of the Army, Secretary of Personnel, Education, Health and Sports of the Ministry of Defence, Secretary-General of the Ministry of Defence, Minister of Defense and Director- General of Itaipu Binacional. He was the first military to hold the positions of Secretary General of the Ministry of Defense and Minister of Defense. He is fluent in the English language. He was a Board member of Amazônia Azul Tecnologia de Defesa S.A. (AMAZUL) for three years.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Luiz Henrique Caroli. Mr. Luiz Henrique Caroli has been a Fleet Admiral of the Brazilian Navy since 2016. In addition to the Naval School, Mr. Luiz Henrique Caroli took courses at the Escola de Guerra Naval, including Command and General Staff (Master's in Naval Sciences), Superior of Naval Warfare and Maritime Policy and Strategy (Doctorate in Naval Sciences). He also completed the Higher Studies in Politics and Strategy course at the Escola Superior de Guerra. He holds a postgraduate degree in Strategic Planning and Management from the COPPEAD Institute of the Federal University of Rio de Janeiro. He was a member of several Commissions related to the Brazilian Navy and is a permanent representative of Brazil to the International Maritime Organization.

Márcio Andrade Weber.

Mr. Márcio Andrade Weber is a civil engineer with a degree from UFRGS (1975), specialized in petroleum engineering by Petrobras. He joined Petrobras in 1976 where he worked for 16 years, having been one of the pioneers in the development of the Campos Basin, and then held several managerial and directive positions among which are activities abroad, in the international area of Petrobras, in Trinidad (1980-1981), Libya (1984-1986) and Norway (1987-1990). He was a member of the Board of Services of Petrobras International (Braspetro) (1991-1992) and Director of Petroserv S.A. (2007-2020), developing the company's participation in E&P activities, support navigation and drilling rigs for deepwater. As CEO of BOS Navegação (a JV between Petroserv and two foreign companies) he was responsible for the construction of 4 support tugboats in Brazilian shipyards. In parallel, as Director of Petroserv he participated in the construction and operation of 4 deepwater drilling rigs, which had clients such as Shell and ENI (Indonesia). Later, has advised the PMI group in the operations of the aforementioned units (2020 – 2021).

Murilo Marroquim de Souza. Mr. Murilo Marroquim de Souza has a degree in geology from the Federal University of Pernambuco and a master's degree in geophysics from the University of Houston, Texas, USA. He has worked in the petroleum industry for 50 years, having performed activities in more than 20 countries in America, Europe, Africa, and Asia. He worked at Petrobras from 1971 to 1994, where he held several managerial positions in the exploration and production area, and was Director of Brasoil UK (1989-1993), in London, with exploration activities in the North Sea and other Basins. He was General Manager for IBM's Oil Industry Solutions Unit in Latin America (1994-1998). He worked as a consultant, working for ANP in several projects (1998-1999), and at Ipiranga as an Advisor for Exploration and Production (1999-2001). From 2001 to 2011 he was CEO of Devon Energy do Brasil (Ocean Energy) and since 2011 he is CEO of Visla Consultoria de Petróleo, a consulting firm focused on special projects for the energy industry.

Ruy Flaks Schneider. Mr. Ruy Schneider is an industrial mechanical and production engineer graduated from PUC-RIO in 1963 as well as a Master of Sciences in Engineering Economy from Stanford University in 1965. Navy reserve officer, he attended the Brazilian Superior War College. He founded the Industrial Engineering Department at PUC-RIO, becoming its first director (1966-1968) and establishing the first master’s program in Industrial Engineering in Brazil. With several published articles, he works as a speaker, in Brazil and abroad. He has accumulated vast experience, both as an executive and as a member of the Board of Directors and Fiscal Council of large companies, including Xerox do Brasil S.A. (1966-1970), Banco Brascan de Investimento S.A. and Banco de Montreal S.A.-MontrealBank (1970-1998), Grupo Multiplan (1988-1991) and INB Indústrias Nucleares do Brasil (2007-2012). Mr. Ruy Schneider served as a member of the Central Bank’s capital market advisory Board, participating in advising on the preparation of the external debt conversion program. Creator of the first multi-sponsored pension fund and introducer of Defined Contribution funds in Brazil. Is a member of Eletrobras Board of Directors since 2019 and Petrobras Board of Directors since 2020.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Sonia Julia Sulzbeck Villalobos.

Ms. Sonia holds a bachelor’s degree in public administration and a master’s degree in business administration with a focus in finance, both from the São Paulo School of Business Administration (FGV EAESP). Sonia Villalobos has more than 30 years of experience in the Brazilian stock market and in 1994 became the first person from South America to receive the CFA charter. Sonia Villalobos worked from 1985 to 1987 at Equipe DTVM, and from 1987 to 1989 at Banco Iochpe as an investment analyst. From 1989 to 1996, she worked at Banco Garantia as the head of the investment analysis department, where she was elected best analyst in Brazil by Institutional Investor Magazine in 1992, 1993 and 1994. She worked for Bassini, Playfair & Associates from 1996 to 2002 and was responsible for private equity in Brazil, Chile and Argentina. From 2005 to 2011, she worked for Larrain Vial as an asset manager. From 2012 to 2016, Sonia Villalobos worked as a founding partner and equity fund manager in Latin America for Lanin Partners. Since 2016, she has been a professor at Insper for post-graduate students in disciplines related to asset management and financial statement analysis. Sonia Villalobos has been a member of the Board of Directors of Telefônica do Brasil since 2016 and of LATAM Airlines Group S.A. since 2018. She has also served as member of the Board of Directors between 1996 and 2002 for TAM Linhas Aéreas, Método Engenharia (Brasil), Tricolor Pinturas e Fanaloza/Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). She was a member of Petrobras’ Board of Directors from 2018 until 2020, being once again elected in 2021.

FISCAL COUNCIL

Agnes Maria de Aragão da Costa. Mrs. Agnes Maria de Aragão da Costa is the Head of the Regulatory Special Advisory Office, with a specialty in Energy and Mining Economics. She has been working at Ministry of Mines and Energy - MME for 16 years, formulating public policy recommendations. She holds a bachelor's degree in Economic Sciences from the Federal University of Rio de Janeiro (UFRJ) and a master's degree in Energy from the University of São Paulo (USP). Public servant career member of the Specialists in Public Policy and Government Management, she is member of Petrobras’ Fiscal Council. From 2014 to 2015, she was a member of the Board of Directors of CEAL and CEPISA. She was a member of the Board of Directors of Norte Energia S.A.. She was an alternate member of Petrobras' Fiscal Council from 2015 to 2020. She was a member of the Board of Directors of CEAL and CEPISA and member of Eletrobras’ Fiscal Council.

Marisete Fátima Dadald Pereira. Mrs. Marisete Fátima Dadald Pereira is graduated in Accounting and Economics from the Universidade Vale do Rio dos Sinos (1987), with postgraduate degrees in Accounting from the Universidade do Vale do Itajaí (1990), in Auditing from the Universidade de Santa Catarina (1992) and in Economics from the Universidade Federal de Santa Catarina (1994), in addition to an MBA for executives from the Universidade Estado Santa Catarina (2002). Mrs. Marisete Fátima Dadald Pereira is a public policy specialist in the electric power, oil and gas, and mining sectors, focusing on the development, implementation, and evaluation of public policies at the national level for the electric power sector. She began her career at Eletrosul Centrais Elétricas S.A., where she served as Superintendent of the Financial Economic Department (1987 to 2005). Since 2005 she has been working at the Ministry of Mines and Energy, having served as Head of the Special Advisory for Economic Affairs, advising and counseling the Minister of Mines and Energy, Executive Secretary and other Secretaries of State in all public policy initiatives and strategic programs on the energy and natural resources sectors in Brazil. She has served on several Boards of Directors and Fiscal Councils, including chairman of Petrobras Fiscal Council and member of the Board of Directors of Eletrobras Eletronorte.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Janete Duarte Mol. Mrs. Janete Duarte Mol is graduated in Mathematics from PUC-Minas (1996) and in Economics from the Federal University of Minas Gerais - UFMG (1998). She holds a Master's degree in Economics from the Centro de Desenvolvimento e Planejamento Regional - CEDEPLAR/UFMG (2001) and a specialization in "The Theory and Operation of a Modern National Economy" from the George Washington University (2010). She began her career at the Brazilian National Treasury as Project Manager at the Strategic Planning General Coordination for Public Debt (2003-2010), moving on to the General Coordination of Economic-Fiscal Studies (2010-2016). She was Senior Specialist at the National Treasury Secretariat at the World Bank in Washington D.C. in 2014. At the Civil House of the Presidency of the Republic, she served as Project Manager of the Deputy Head of Public Finance (2016-2020) and as Deputy Chief of Public Finance (2020-2021). Since December 2021 she has been Deputy Secretary of the National Treasury.

Otavio Ladeira de Medeiros. Mr. Otavio Ladeira de Medeiros holds a degree in economics from the University of Brasília (1992), with an extension in “The Theory and Operation of a Modern National Economy”, from the George Washington University (1999). In addition, he holds an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (1998), and a master's degree in economics from the University of Brasília (2003). At the Ministry of Finance, National Treasury Secretariat, he served as Deputy Head and Head of the Public Debt Analysis and Planning Division, Coordinator and General Coordinator of Strategic Public Debt Planning and Undersecretary of Planning and Fiscal Statistics. Between 2015 and 2016 he was Secretary of the National Treasury, serving as Deputy Secretary of the National Treasury since 2016. He has diverse experience in board of directors and fiscal councils, including Embraer S.A., Liquigás Distribuidora S.A. and Banco do Brasil S.A.

Sérgio Henrique Lopes de Sousa. Mr. Sergio Henrique Lopes de Sousa has a degree in Naval Sciences from Escola Naval, with a specialization in International Management and an MBA in Business Management from Instituto COPPEAD/UFRJ. He holds a master degree in Production Engineering by Universidade Federal Fluminense (UFF) and Master of Science in “National Resource Strategy” by the National Defense University (NDU) in Washington, DC. He also holds a doctorate degree in Naval Sciences from Escola de Guerra Naval. Captain of the Brazilian Navy (Navy Supply Corps), he served as Director and Deputy Director of Navy administrative units, performing, for about 37 years in the active service, several activities related to budgetary and financial planning and execution, logistics and internal control. He was a member of the Fiscal Council of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A.- Pré-Sal Petróleo S.A. (PPSA). He is currently the head of the Internal Control Advisory of the Ministry of Mines and Energy.

Alan Sampaio Santos. Mr. Alan Sampaio Santos holds a B.A. in Law, from Faculdade Processus/DF, (OAB 56361), a B.S. in System Analysis from PUC/RJ, graduated as Artillery Officer by the Academia das Agulhas Negras and in Physical Education by the Army Physical Education School and post-graduation in Sport Training by Universidade Gama Filho/RJ. Master in Defense, Security, Integral Defense and lntegration, lnstitute of High Studies and National Defense - IAEDEN, Caracas/Venezuela, Master's degree in Military Sciences - School of Command and General Staff of the Army. Special Advisor to the Minister of Mines and Energy (2018/2019). He was officer in the Army Commander's Office (2004/2005 and 2013/2015). Head of the Public Relations Section of the Army's Social Communication Center (2011). Social Communication Officer for the Brazilian Battalion in Haiti (2009). Commander of the 11th Field Artillery Group (2007/2008). He was Military Advisor to the United Nations, in East Timor (2006) and Observer of the United Nations, in Angola (1996).

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer